Exhibit 4.2

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:51 PM 03/09/2005
Filed 05:37 PM 03/09/2005
SRV 050200508 – 2977741 File

CERTIFICATE OF DESIGNATIONS

OF PREFERENCES, RIGHTS AND PRIVILEGES

SERIES B NON-VOTING CONVERTIBLE PREFERRED STOCK OF

PHAGE BIOTECHNOLOGY CORPORATION

Phage Biotechnology Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”) does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, and pursuant to Sections 151 and 141 of the DGCL, the Board of Directors of the Corporation adopted resolutions (i) designating a series of the Corporation’s previously authorized preferred stock, par value $0.001 per share, and (ii) providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of Thirty Thousand (30,000) shares of Series B Non-voting Convertible Preferred Stock of the Corporation, as follows:

RESOLVED, that the Corporation is authorized to issue 30,000 shares of Series B Nonvoting Convertible Preferred Stock, par value $0.001 per share, which shall have the following powers, designations, preferences and other special rights:

1. Designation. The series of Preferred Stock to which this Certificate of Designations relates shall be designated “Series B Non-voting Convertible Preferred Stock” (the “Series B Preferred Stock”). Each share shall have a purchase price (subject to later adjustment) of Eight Hundred Dollars ($800.00) (the “Purchase Price”).

2. Additional Shares. None of the shares of the Series B Preferred Stock has been issued. No additional shares of Series B Preferred Stock shall be authorized without the consent of a majority of the Series B Preferred Stock as provided in Section 5.2(c).

3. Liquidation Preferences.

3.1 Upon any liquidation, dissolution or winding up or other return of capital of the Corporation, each holder of the Series B Preferred Stock will be entitled to be paid, after any distribution or payment is made on the Fifty-Five Thousand (55,000) shares of Non-voting Convertible Preferred Original Stock (the “Original Preferred Stock”) of the Corporation and before any distribution or payment is made upon any Common Stock of the Corporation or any other series of capital stock, pari passu with the holders of any additional series of preferred stock (“Additional Series”, excluding the Original Preferred Stock, the “Preferred Stock”) based upon the relative liquidation preferences of the Series B Preferred Stock and such Additional Series, an amount in cash equal to the Purchase Price per each share of the Series B Preferred Stock (which. amount shall be subject to adjustment whenever there shall occur a stock split, combination, reclassification or other similar event involving the Series B Preferred Stock) held by such holder (the “Liquidation Amount”). Notwithstanding the foregoing, no Liquidation Amount shall be paid with respect to the Series B Preferred Stock if the holders thereof have previously received a cumulative amount of distributions or payments with respect to the Series B Preferred Stock of $800.00 per share of Series B Preferred Stock.

3.2 The reorganization, consolidation or the merger of the Corporation into or with any other corporation(s) or other entity(ies) in which the stockholders of the Corporation do not hold more than 50% of the voting securities of the merged or consolidated entity, (“Reorganization”), the sate, lease, licensing, exchange or other transfer by the Corporation of all or any significant part of its assets or the commencement by the Corporation of a voluntary case under the United States bankruptcy laws or any applicable bankruptcy, insolvency or similar law of any other country, or the consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or the making of an assignment for the benefit of its creditors, or an admission in writing of its inability to pay its debts generally as they become due, will ‘be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 3; provided that, with the consent of the Series B Preferred Stock holders acting by a vote of the holders of at least a majority of the issued and outstanding Series B Preferred Stock vote (the “Reorganization Consent”), a Reorganization of the Corporation shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 3 if (a) the principal agreement for such Reorganization shall expressly provide that the Series B Preferred Stock shall become preferred stock of such surviving entity with rights equivalent to the rights set forth herein (“Surviving Entity Preferred Stock”) and (b) the holders of Series B Preferred Stock shall be entitled to receive at the option of holders of a majority of the outstanding shares of Series B Preferred Stock, either (i) the Surviving Entity Preferred Stock or (ii) the kind and amount of shares or other securities or property which they would have been entitled to receive had they converted their shares of Series B Preferred Stock into shares of Common Stock of the Corporation pursuant to Section 5.1 hereof.

4. Voting Rights. Holders of shares of the Series B Preferred Stock shall have no voting rights on any Corporation matters.

5. Conversion. The holders of the Series 13 Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

5.1 Voluntary Conversion. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Preferred Share at the office of the Corporation. Each share of Series B Preferred Stock shall be convertible into the number of shares of Common Stock which results from dividing the aggregate dollar equivalent of all shares of Series B Preferred Stock surrendered for conversion by any one holder by the Conversion Price then in. effect at the time of conversion. The number of shares of Common Stock into which a single share of Series B Preferred Stock is convertible is hereinafter referred to as the “Conversion Rate.” The Conversion Price per share for the Series B Preferred Stock initially in effect shall be $800.00. The initial Conversion Price of the Series B Preferred Stock shall be subject to adjustment as herein provided.

5.2 Mechanics of Conversion. Before any holder of Series B Preferred Stock shall be entitled to convert the same into Common Stock as provided in Section 5.1, such bolder shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation and shall give written notice to the Corporation at such office that the holder elects to convert the same. The Corporation shall, as soon as practicable thereafter issue and deliver at such office to such holder of Series B Preferred Stock a certificate or certificates for the number of shares of Common Stock to which he shall be entitled aforesaid, Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Series B Preferred Stock to be converted, and the person or persons entitled to receive Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Stock on such date.

5.3 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred Stock; In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the Conversion Price.

5.4 Adjustment of Conversion Price Generally. The Conversion Price of the Series B Preferred Stock shall be subject to adjustment from time to time as follows:

(a) After the Corporation completes an initial public offering (an “IPO”) of its common equity securities, the Conversion Price shall be adjusted to equal the Lesser of $800.00 per share or 50% of the initial offering price per share of the common stock equity security sold in the IPO.

(b) If the number of shares of Common Stock outstanding ax any time after the date hereof is increased by a share distribution payable in Common Stock or by a subdivision or Split-up of Common Stock, then, on the date such payment is made or such change is effective, the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of the Series B Preferred Stock shall be increased in proportion to such increase of outstanding shares.

(c) If the number of shares of Common Stock outstanding at any tine after the date hereof is decreased by a combination of the outstanding Common Stock, then, on the effective date of such combination, the Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of the Series B Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(d) In case, at any time after the date hereof, of any capital reorganization, or any reclassification of the shares of the Corporation (other than as a result of a share distribution or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in any change in the Common Stock), or the sale or other disposition of all or substantially all the properties and assets of the Corporation as an entirety to any other person, the Series B Preferred Stock shall, if such event is not deemed a liquidation for purposes of Section 34.2, after such reorganization, reclassification; consolidation, merger, sale or other disposition, be convertible into the kind and number of shares or other securities or property of the Corporation or of the entity resulting from such consolidation or surviving such merger, or to which such properties and assets shall have been sold or otherwise disposed, to which such holder would have been entitled if immediately prior to such reorganization, reclassification, consolidation, merger, sale or other disposition he had converted his Series B Preferred Stock into Common Stock. The provisions of this Section

5.4(d) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

(e) All calculations under this Section 5 shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.

5.5 Minimal Adjustments. No adjustment in a Conversion Price need be made if such adjustment would result in a change in a Conversion Price of less than $0.01. Any adjustment of less than $0.01 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.01 or more in a Conversion Price.

5.6 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of a Conversion Price pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment accordance with the terms hereof and prepare and furnish to each holder of Series 8 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Series B Preferred Stock, furnish or cause to be finished to such bolder a like certificate setting forth (1) such adjustments and readjustments, (ii) the Conversion Price at the time in effect for all Series B Preferred Stock held, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversional such Preferred Stock.

5.7 Reservation of Shares Issuable upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock solely fur the purpose of effecting the conversion of the Series B Preferred Stock such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Stock; and if at anytime the number of authorized but unissued Common Stock shall not be sufficient to effect the conversion of all then outstanding Series B Preferred Stock, the Corporation will take such action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Stock to such number of shares as shall be sufficient for such purpose.

5.8 Notices. Any notice required by the provisions of this Section 5 to be given to the holders of Series B Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his latest address appearing on the books of the Corporation.

6. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of Series B Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation, the Corporation will (at its expense) execute and deliver in lieu of such certificate a new certificate representing the number of shares represented by such lost, stoic, destroyed or mutilated certificate.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be signed by its Chief Financial Officer this March 7, 2005.

/s/ MICKAEL A. FLAA
Mickael A. Flaa,
Chief Financial Officer

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATION OF DESIGNATION OF “PHAGE BIOTECHNOLOGY CORPORATION”, FILED IN THIS OFFICE ON THE NINTH DAY OF MARCH, A.D. 2005, AT 5:37 O’CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

{SECRETARY’S OFFICE SEAL}

2977741 8100	/s/ HARRIET SMITH WINDSOR
050200508	Harriet Smith Windsor, Secretary of State

AUTHENTICATION:	3733420
DATE:	03-10-05